Form N-SAR,
Sub-Item 77I
Terms of new or amended securities


Nuveen Insured Tax-Free Advantage Municipal Fund
333-100320, 811-21213




The preferred class of the registrants securities have been materially modified, as stated in the Statement
Establishing and Fixing the Rights and Preferences of Variable Rate Demand Preferred Shares, containing a description of the Funds preferred securities. A copy of such Statement is attached in this Funds N-SAR-A filing under Sub-Item 77Q1(a).